Exhibit 107

Calculation of Filing Fee Tables

SCHEDULE TO
(Form Type)

NEXXEN INTERNATIONAL LTD.
(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Value

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to be Paid	$1,121,173(1)	$0.00015310	$171.65(2)
Fees Previously Paid	—	—	—
Total Transaction Value	$1,121,173
Total Fees Due for Filing			$171.65
Total Fees Previously Paid			—
Total Fee Offsets			—
Net Fee Due			$171.65

(1)
Calculated solely for purposes of determining the filing fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended. The calculation of the Transaction Valuation assumes that all outstanding stock options to purchase shares of the Registrant’s common stock that may be eligible for tender in the offer to cancel will be tendered pursuant to the offer and is based on the maximum cash amount payable to holders of holders of eligible options that may be tendered in the transaction.

(2)
The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $153.10 per $1,000,000 of the aggregate amount of the Transaction Valuation (or 0.01530% of the aggregate Transaction Valuation). The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.